SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                            CPI Aerostructures, Inc.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                     125919
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                                 (CUSIP Number)

                                Steven N. Bronson
                                900 Third Avenue
                                    Suite 201
                            New York, New York 10022
                                 (212) 610-2778

                                 with a copy to:

                            James A. Prestiano, Esq.
                               317 Madison Avenue
                                   Suite 2310
                            New York, New York 10017
                                 (212) 949-9696
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 16, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 125919
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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Steven N. Bronson
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ ]

      (b) [ ]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      Not Applicable
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                  7     SOLE VOTING POWER

                        388,963
                        ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            4,000
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               388,963
    WITH                ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,000
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      392,963
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12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.1%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 125919
--------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Catalyst Financial Corp. n/k/a Catalyst Financial LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ ]

      (b) [ ]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      Not Applicable
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
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                  7     SOLE VOTING POWER

                        0
                        ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                ----------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      0
----------------------------------------------------------------

12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
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14    TYPE OF REPORTING PERSON*

      BD and OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 125919

                                  SCHEDULE 13D

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the shares of common stock $.001 par value per share (the "Common Stock") of CPI Aerostructures Inc., a New York Corporation, with its principal offices located at 200A, Executive Drive, Edgewood, New York 11717 (the "Issuer"), remains in full force and effect. The Issuer's Form 10-KSB for fiscal year ended December 31, 1999 states that as of March 15, 2000, the Issuer had 2,648,509 shares of Common Stock outstanding.

     Item 2. Identity and Background.

     (a) This Amendment No.4 to Schedule 13D is filed on behalf of Steven N. Bronson and Catalyst Financial Corp. n/k/a Catalyst Financial LLC, a Florida limited liability company ("Catalyst").

     (b) Mr. Bronson's business address is 900 Third Avenue, Suite 201, New York, New York 10022. The business address of Catalyst is 900 Third Avenue, Suite 201, New York, New York 10022.

     (c) Mr. Bronson is the sole officer and director of Catalyst, a broker-dealer licensed under the Act. The principal place of business of Catalyst is 900 Third Avenue, Suite 201, New York, New York 10022.

     (d) Neither Mr. Bronson nor Catalyst was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Mr. Bronson nor Catalyst was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America. Catalyst is a Florida limited liability company.

     Item 3. Source and Amount of Funds or Other Consideration.

     On March 16, 2000, Catalyst distributed its 115,000 shares Common Stock to Mr. Bronson, who is the sole member of Catalyst. Also on March 16, 2000 Catalyst assigned Catalyst's warrant to purchase 100,000 shares of Common Stock at $1.875 per share to Mr. Bronson. No consideration was paid to Catalyst by Mr. Bronson for these transfers.

     Item 4. Purpose of Transaction.

     In order to consolidate his holdings in the Issuer's securities, on March 16, 2000, Mr. Bronson caused Catalyst to distribute its holdings in the securities of the Issuer to Mr. Bronson.

     Mr. Bronson owns the securities of the Issuer for investment purposes and may, depending upon then current events, including without limitation, the then market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease his position in the Issuer.

     Other than as described above, neither Mr. Bronson nor Catalyst has any plans or proposals which may result or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

     Item 5. Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 392,963 shares of the Issuer's Common Stock, representing approximately 14.1% of the total shares of Common Stock deemed outstanding. Such shares of Common Stock include the 249,000 shares of Common Stock held of record by Mr. Bronson, 100,000 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $1.875 per share held by Mr. Bronson, 39,963 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $3.00 per share held by Mr. Bronson, and 4,000 shares Common Stock held by Kimberly Bronson, Mr. Bronson's wife. Mr. Bronson expressly disclaims any beneficial ownership of the 4,000 shares of Common Stock held by Kimberly Bronson. Catalyst ceased to own any securities of the Issuer, after the distributions referred to in Item 3, above.

     (c) Except with respect to the March 16, 2000 distribution of the Issuer's securities from Catalyst to Mr. Bronson referred to in Item 3 above, there have been no other transactions in the Issuer's securities effected by either Mr. Bronson or Catalyst during the preceding 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Catalyst ceased to be a beneficial owner of more than five percent (5%) of the registrants securities on March 16, 2000.

     Item 7. Material to be File as Exhibits

     Exhibit A - Joint Filing Agreement.

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information as set forth in this statement is true, complete and correct.


Dated: April 14, 2000                               /S/ STEVEN N. BRONSON
                                                    ----------------------
                                                    Steven N. Bronson


Dated: April 14, 2000                               CATALYST FINANCIAL LLC

                                                    By: /S/ STEVEN N. BRONSON
                                                    -------------------------
                                                    Steven N. Bronson, President

                                  EXHIBIT INDEX

                                                                  Page
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Exhibt A  Agreement pursuant to Rule 13d - 1(k)(1)                  8

                                    EXHIBIT A

                             Joint Filing Agreement
                        (Pursuant to Rule 13d - 1(k)(1))

     The undersigned hereby agree that the statement on Schedule 13D to which this agreement is attached is, and any amendment thereto will be, filed with the U.S. Securities and Exchange Commission on behalf of each of the undersigned. This agreement may be executed in any number of counterparts, each of which shall be deemed an original ut all together shall constitute one and the same agreement.

Dated: April 14, 2000                               /S/ STEVEN N. BRONSON
                                                    ----------------------
                                                    Steven N. Bronson


Dated: April 14, 2000                               CATALYST FINANCIAL LLC

                                                    By: /S/ STEVEN N. BRONSON
                                                    -------------------------
                                                    Steven N. Bronson, President


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).